As filed with the Securities and Exchange Commission on November 29, 2012

Registration No. 333-184555

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITED INSURANCE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	6331	75-3241967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

360 Central Avenue, Suite 900

St. Petersburg, Florida 33701

(727) 895-7737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Forney

Chief Executive Officer

United Insurance Holdings Corp.

360 Central Avenue, Suite 900

St. Petersburg, Florida 33701

Phone: (727) 895-7737

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carolyn T. Long, Esquire Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 Phone: (813) 229-2300 Fax: (813) 221-4210	W. Brinkley Dickerson, Jr., Esquire David W. Ghegan, Esquire Troutman Sanders LLP 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308 Phone: (404) 885-3000 Fax: (404) 885-3900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Stock, $0.0001 par value per share(1)	6,050,075 shares(2)	$5.38	$32,549,404	$4,440

(1)

Pursuant to a shareholder rights agreement, dated as of July 20, 2012, between the Company and Continental Stock Transfer & Trust Company each share of common stock has an attached right to purchase our Series A Junior Participating Preferred Stock, which rights are not currently exercisable.

(2)	Includes shares that the underwriter has the option to purchase to cover over-allotments, if any.

(3)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. Calculated using the average of the high and low prices of the Company’s common stock as reported by the Over-The-Counter Bulletin Board on November 27, 2012.

(4)	$5,555 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 29, 2012

5,300,075 Shares

Common Stock

United Insurance Holdings Corp. is offering 5,000,000 shares of its common stock, $0.0001 par value per share. Certain of our stockholders are offering an additional 300,075 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Over-the-Counter Bulletin Board, which we refer to as the OTCBB, under the trading symbol “UIHC.” On November 27, 2012, the last sale price of our common stock as reported on the OTCBB was $5.38 per share. We have applied to list our common stock on The Nasdaq Capital Market, which we also refer to as Nasdaq, under the symbol “UIHC.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors that you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters also may purchase up to an additional 750,000 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The offering price per share to the public will be agreed to by the underwriters and us. At the time that the offering price per share to the public is determined, we will enter into a firm commitment underwriting agreement with the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2012.

RAYMOND JAMES	STERNE AGEE

The date of this prospectus is                 , 2012.

ABOUT THIS PROSPECTUS

It is important for you to read and consider all of the information contained in this prospectus before making your investment decision. You should rely only on the information contained in, or incorporated by reference into, this prospectus and any related free writing prospectus that we may file with the Securities and Exchange Commission (the “SEC”). We have not, the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition and results of operations may have changed since that time.

In this prospectus, we rely on and refer to information and statistics regarding the insurance industry and the markets in which we operate. We obtained this data from independent publications and other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

In this prospectus, we frequently use the terms “we,” “our,” “us,” “United,” “UIHC,” and the “Company” to refer to United Insurance Holdings Corp. and our subsidiaries, except where it is clear that the terms mean only United Insurance Holdings Corp. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 10.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus or in the documents incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), and the regulations promulgated thereunder), which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management and on information available at the time these statements and disclosures were prepared. Forward-looking statements include, but are not limited to:

•	certain statements contained in “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2011;

•	certain statements contained in “Business” in our Annual Report on Form 10-K for the year ended December 31, 2011;

•

certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012; and

•	certain statements as to trends or events or our management’s beliefs, expectations, objectives, plans, goals, intentions, estimates, projections and opinions.

i

These statements are included throughout this prospectus, and in the documents incorporated by reference in this prospectus, and include statements about our ability to reduce our geographic concentration and related effects, our ability to obtain rate increases when needed and the impact of any such increases on our revenues, anticipated growth in our revenues, estimated unpaid losses on insurance policies that we write, our investment returns and expectations about our liquidity. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity, and capital resources. The words “believe,” “anticipate,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a number of factors. Some of the risks, uncertainties and other factors that may cause actual results, developments and business decisions to differ materially from those anticipated by such forward-looking statements include the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2011 and the following:

•	uncertainties related to estimates, assumptions and projections relating to unpaid losses and loss adjustment expenses and other accounting policies;

•	the regulatory, economic and weather conditions present in the states in which we operate;

•	the impact of new federal or state regulations that affect the property and casualty insurance market;

•	the costs of reinsurance;

•	assessments charged by various governmental agencies;

•	pricing competition and other initiatives by competitors;

•	our ability to attract and retain the services of senior management;

•	the outcome of litigation pending against us, including the terms of any settlements;

•	dependence on investment income and the composition of our investment portfolio and related market risks;

•	our exposure to catastrophic events and severe weather conditions;

•	downgrades in our financial strength rating; and

•	other risks and uncertainties described under “Risk Factors” below.

Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. In addition, our past results of operations may not be indicative of future performance. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus at the public reference facility of the SEC at the locations described above.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 14, 2012;

•	Our Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2012, August 8, 2012, and November 14, 2012;

•

Our Current Reports on Form 8-K filed with the SEC on February 17, 2012, March 20, 2012, April 3, 2012, April 5, 2012, May 9, 2012, June 12, 2012, June 26, 2012, July 5, 2012, July 23, 2012, August 8, 2012, September 5, 2012 (as amended by the Form 8-K/A filed on November 6, 2012), September 14, 2012, October 10, 2012, October 19, 2012 (as amended by the Form 8-K/A filed on November 8, 2012), and November 14, 2012;

•	Our Definitive Proxy Statement relating to our 2012 annual meeting of stockholders filed with the SEC on April 12, 2012;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed with SEC on September 27, 2007; and

•	The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed with the SEC on July 23, 2012.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Our Internet address is www.upcic.com. We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. After accessing the website, the filings can be found by selecting the “Investor Relations” menu. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

In addition, upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address or telephone number:

United Insurance Holdings Corp.

Attn: Corporate Secretary

360 Central Avenue, Suite 900

St. Petersburg, Florida 33701

(727) 895-7737

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks discussed under the “Risk Factors” section and our financial statements and related notes incorporated by reference in this prospectus.

General Overview

We are a property and casualty insurance holding company headquartered in St. Petersburg, Florida. Our operations are primarily conducted through our wholly-owned subsidiaries, United Property & Casualty Insurance Company (“UPC”), which writes insurance policies; United Insurance Management, L.C. (“UIM”), the managing general agent that manages substantially all aspects of UPC’s business; and Skyway Claims Services, LLC (“SCS”), a claims adjusting company that provides services to UPC.

We provide our customers with standardized property and casualty insurance policies for a broad range of exposures, which include coverage options for single-family homeowners, tenants (renters), and condominium unit owners. We also write flood policies under the “write your own” federal flood insurance program pursuant to which we earn a commission while ceding all risk to the U.S. government. Our largest product is homeowners insurance, where we serviced approximately 124,500 policies as of September 30, 2012. On all insurance policies that we write, we endeavor to offer competitive rates that are actuarially sound and provide a return on capital. We employ rigorous underwriting criteria in support of these goals. Our rates are subject to review and approval by insurance regulators in the states in which we operate.

We write and service property and casualty insurance policies in Florida, South Carolina, Massachusetts and Rhode Island. For the twelve months ended September 30, 2012, we earned gross premiums of $212.8 million, which produced diluted earnings per share of $1.15. As of September 30, 2012, we wrote approximately 91% of our insurance policy premiums in Florida.

History of Operations

We began our operations in 1999 to capitalize on market conditions in Florida, which saw large national insurance carriers retreat from the market in the wake of the destruction caused by Hurricane Andrew in 1992. Subsequent legislation established the Florida Hurricane Catastrophe Fund, a state-run trust fund that provides relatively inexpensive reinsurance protection to insurance companies writing business in Florida, and the Florida Residential Property and Casualty Joint Underwriting Association, a state-regulated insurer of last resort, which later merged with other entities to become Citizens Property Insurance Corporation (“Citizens”). In an effort to reduce potential loss exposure associated with Citizens, the Florida legislature instituted a “take-out” program to encourage private insurance companies to assume policies from Citizens. The ability to assume policies from Citizens provided a unique growth opportunity for insurance companies in Florida.

United began its operations by assuming approximately 12,000 policies from the predecessor to Citizens. During our 13-year history, we have assumed over 75,000 policies from Citizens and its predecessors. As a result of growing our independent agent distribution channels, policies assumed from Citizens no longer comprise a significant portion of our policy base. As of September 30, 2012, policies we originally assumed from Citizens represented approximately 9% of our homeowner in-force policies, while direct policies and policies we assumed from other carriers represented approximately 91% of our homeowner in-force policies.

Our Strategy

The day-to-day operations of the Company are managed by an experienced team of insurance professionals who are committed to the Company’s mission of providing a stable market for independent agents of diversified property and casualty insurance products.

Our strategy is to provide insurance solutions to the local markets in which we operate. We seek to build long-lasting relationships that bring value to our agents, policyholders, reinsurance providers and the communities that we serve. Our operating strategy is to generate underwriting income, fees and other revenue growth through business lines that emphasize acceptable underwriting profit commensurate with the level of assumed risk. Our income depends on our ability to deliver high-quality, competitively-priced insurance products and services with responsive, personalized service. Our growth strategy is to selectively expand our agent networks, capitalize on opportunities in geographic markets we view as attractive, and develop new complementary products and services, as appropriate.

Our Markets

According to the U.S. Census Bureau, Florida is the fourth largest state in the country with a current estimated population of approximately 19 million. Property ownership and development represent key drivers of the Florida economy. As of June 30, 2012, according to data compiled by the Florida Office of Insurance Regulation, UPC ranked 10th in Florida with $201.4 million of personal and commercial residential annualized written premiums representing approximately 1.9% of the Florida market; Citizens was the largest underwriter with approximately 28.4% of the market’s premiums. Assuming access to capital and reinsurance support, given present market conditions, the Company believes it has the opportunity to significantly expand the size of its business in the State of Florida.

On July 1, 2010, UPC assumed an existing book of business in South Carolina and later began writing policies in that state. On November 1, 2011, and March 1, 2012, UPC began writing policies in Massachusetts and Rhode Island, respectively. We have applied to insurance regulatory authorities in two additional states, New Jersey and North Carolina, to allow UPC to write property and casualty lines. We began operating in new states in an effort to increase our revenue and profit and reduce our geographic concentration of exposure to catastrophic losses in Florida. We intend to continue to grow our non-Florida business in South Carolina, Massachusetts, and Rhode Island and to evaluate new business opportunities in other states to further grow and diversify our business.

Our Regulatory Environment

We are subject to extensive regulation in the markets we serve, primarily at the state level. In general, these regulations are designed to protect the interests of policyholders, not the holders of securities issued by us and could affect, among other things, our capital requirements and profitability. Because we currently write the substantial majority of our insurance policy premiums in Florida, prevailing regulatory conditions in that state have a disproportionate effect on our business, as evidenced by the impact of wind-mitigation credits on our earned premiums in 2008 through 2010 and, to a lesser extent, in 2011.

In 2007, the Florida Office of Insurance Regulation substantially revised the wind-mitigation credit system to increase the credits applicable to insurance companies providing residential wind coverage in Florida. Wind-mitigation credits are reductions in wind insurance premiums for residential policyholders, based on the strength of a home to withstand wind damage, and are mandated to be part of our insurance rate filings in Florida. The credit system is intended to promote stronger construction practices by providing credits on homeowners’ insurance premiums for certain construction features, such as roof strength, roof covering performance, and opening protection.

Beginning in 2008, wind-mitigation credits had a significant impact on us because our underwriting profile focused on newer homes, which more often include the construction characteristics that generate these credits and our portfolio of policies included areas of Florida where the policy premium related to wind peril is high. In 2010, our only unprofitable year, wind-mitigation credits reduced the gross premiums that we would have otherwise earned by $71.1 million. While the credits reduced our premiums, we did not enjoy a corresponding decrease in the cost of reinsurance associated with our wind peril coverage.

We reacted to the decline in premium by not renewing certain policies that had become unprofitable and foregoing new business in areas disproportionately affected by wind mitigation credits. We also sought rate increases as appropriate in order to provide a fair, risk-adjusted premium that enabled us to protect policyholders and earn an adequate return on each policy. Together, these steps allowed us to recover much of the lost premium while continuing to grow our portfolio.

Our Competitive Strengths

Long and Profitable Operating History in Volatile Florida Market

We have operated successfully in the Florida market since 1999, producing profits in 12 of our 13-year operating history, including 2004 and 2005—a period of substantial hurricane losses for property and casualty insurers in Florida. We believe that our history of delivering stable, profitable operating results provides us a competitive advantage in the market relative to new and unproven companies. We also believe that our track record enhances our opportunities for expanding into new geographic markets, as it demonstrates to insurance industry regulators our ability to execute a proven and profitable business model for providing property and casualty insurance in a challenging environment.

Experienced Management Team With Catastrophic Risk Expertise

We believe that we have the expertise to execute our business strategies and manage our operations and risk effectively. Our Chairman, Greg Branch, has been active in managing public and private insurance companies for over 30 years and was an underwriting member of Lloyds of London from 1986 to 2004. John Forney, our Chief Executive Officer, has extensive experience analyzing property insurance markets in Florida and other catastrophe-exposed states, and has advised most of the major government-sponsored insurance entities as well as private companies in how to address the risks and opportunities presented by these markets. Mel Russell, President of our insurance subsidiary, has been with the Company since inception. He has 35 years of experience in the property and casualty business, with over 23 years in the Florida insurance market. Brad Martz, our newly appointed Chief Financial Officer, recently served as Senior Vice President and Chief Financial Officer of Bankers Financial Corporation, a St. Petersburg, Florida-based insurance holding company that operates a diversified insurance business in multiple states. Martz’s responsibilities included leading all aspects of accounting and finance for Bankers. He oversaw specific financial matters at the insurance company, including risk management, reinsurance program design, and managing financial communications with rating agencies and regulators. Jay Williams, our Vice President of Marketing, has over 30 years of industry experience, and formerly served as Director of Member Services for the Florida Association of Independent Agents. Mr. Williams has also worked extensively with agency groups in other states targeted for expansion by United. We recently appointed John Langowski to serve as our Vice President of Claims. Mr. Langowski has over 22 years of industry experience and most recently served as Vice President and Chief Claims Officer for a Florida-based homeowners and business insurer where he was responsible for all areas of property and casualty claims, personnel management, coordination with product management and underwriting for product development and improvement. Together, we believe that this team of executives and the other members of our leadership team provide us the capability to execute our business plan and capitalize successfully on growth opportunities while managing risk appropriately.

Agency Network

We currently market our policies to a broad range of prospective policyholders through more than 2,000 agents. We recruit, train and appoint the full-service insurance agents that distribute our products. Typically, a full service agency is small to medium in size and represents several companies for both personal and commercial product lines. We depend heavily upon our agents, who provide us with valuable marketing information about homeowners’ insurance needs in the communities we serve, to produce new business for us. We compensate our agents primarily with fixed-rate commissions. As part of our effort to attract new agents, we maintain marketing relationships with two large, well-known national insurance companies that do not write new homeowners insurance policies and two associations of independent insurance agents.

Disciplined Underwriting Standards

Our underwriting policies and procedures seek to minimize our risk of loss while maximizing our premium by optimizing our geographic exposure and diversifying our portfolio with respect to probable maximum loss, total insured value and average annual losses. Using output from our modeling software, we strategically analyze each of our exposures, including wind exposures, by zip code as part of our optimization process. We establish underwriting guidelines for the policies that we write to provide a uniform approach to our risk selection, minimize insurance cost and achieve underwriting profitability. After we bind a new risk, with few exceptions, we have the insured property physically inspected. Our underwriters review the property inspection report during their risk evaluation and if the policy does not meet our underwriting criteria, we typically cancel the policy within no more than 90 days.

Our homeowner rates vary across each of our rating territories in each state where we write policies. While our rates are subject to regulatory approval, our underwriting criteria determine which properties we will underwrite. Our underwriting criteria include the quality of the property, its location and the creditworthiness of the owner, among other factors. Our underwriting procedures may prevent the issuance of any new policies depending on aggregate exposures in a specific territory. Maintaining low attritional loss ratios is important to us and our financial success and is the product of our business model, underwriting and claims practices.

Strong Reinsurance Relationships Based on Consistent Conservative Approach

Reinsurance involves transferring all or a portion of the risk exposure on policies we write to another insurer. We are highly reliant on reinsurance to protect our capital against catastrophic losses caused by hurricanes. Our disciplined underwriting approach and strong reinsurance program allowed us to remain profitable in 2004 and 2005, on a consolidated basis, despite the Florida landfall of eight hurricanes, including two major hurricanes (Charley and Wilma). The unprecedented frequency and size of hurricane losses realized in the Florida market during those two years caused a substantial change in market conditions, including the availability and cost of reinsurance.

In 2012, we purchased over $500 million of reinsurance, buying coverage up to our estimated probable maximum loss associated with a single one-in-100 year storm event as well as coverage that pays for losses associated with multiple events in the same year. We purchase reinsurance through a number of highly-rated reinsurers to allow us to limit our exposure to the financial impact of losses and to reduce our net liability on individual risks. In 2012, we purchased reinsurance through 24 separate providers, all of whom were rated A- or higher by A.M. Best, except for one institution that provided collateral for their entire reinsurance obligation. We believe that reinsurers are becoming more selective in their commitments to counterparties, and that United’s reputation for stability and conservative management will enable us to continue to improve our reinsurance relationships and the cost-effectiveness of our program.

Low-Cost, Technology-Based Platform

We are committed to providing the highest possible level of service to our independent insurance agents and our policyholders. Our customized web-based policy processing interface affords our agents the ability to prepare and instantaneously process new policies and policy changes online and deliver policy declarations within minutes. We use a third-party administrator (“TPA”) to manage certain aspects of our information systems and to perform some of the administrative duties of processing a policy. Using a TPA allows us to obtain up-to-date technology at a reasonable cost and to achieve economies of scale without incurring significant fixed-overhead expenses. Our TPA provides us with integrated policy underwriting, billing, collection and reporting, and they employ Internet-based systems for the on-line submission of applications, the underwriting of policies and the automated issuance of policies. We monitor the work of our TPA by conducting weekly conference calls and monthly meetings, as well as periodically testing their data through our internal audit function.

Corporate Information

In September 2008, in a cash and stock transaction, we completed a merger whereby United Subsidiary Corp., a wholly-owned subsidiary of FMG Acquisition Corp. (now known as United Insurance Holdings Corp.), merged with and into United Insurance Holdings, L.C., a Florida limited liability company, with United Insurance Holdings, L.C. remaining as the surviving entity.

As a result of the merger, we became a public operating company and trade in the over-the-counter market under the ticker symbol “UIHC.”

Our principal executive offices are located at 360 Central Avenue, Suite 900, St. Petersburg, Florida 33701, and our telephone number is (727) 895-7737. Our website is www.upcic.com. The information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

THE OFFERING

Issuer	United Insurance Holdings Corp.

Common stock offered by us, excluding the underwriters’ over-allotment option	5,000,000 shares

Common stock offered by the selling stockholders	300,075 shares

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 750,000 shares of common stock within 30 days of this prospectus in order to cover over-allotments, if any.

Common stock outstanding prior to this offering	10,448,839(1)

Common stock issued and outstanding after this offering, excluding the underwriters’ over-allotment option	15,448,839(1)

Use of proceeds	We expect to use the net proceeds of this offering for general corporate purposes, including statutory capital in support of our growth. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for additional information.

OTCBB symbol	“UIHC”

Proposed Nasdaq Capital Market listing symbol	“UIHC”

Risk Factors	Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 10 and the other information included in or incorporated by reference into this prospectus before making an investment decision.

(1)	This information is based on shares outstanding as of October 1, 2012 and includes 86,990 shares of restricted stock issued to our Chief Executive Officer on September 14, 2012, in connection with his employment with the Company.

SUMMARY FINANCIAL INFORMATION

The following summary financial information sets forth consolidated financial data for the periods and at the dates indicated. The summary financial data have been derived from our audited consolidated financial statements for each of the five years that ended December 31, 2011, 2010, 2009, 2008 and 2007 and from our unaudited consolidated financial statements for the nine months ended September 30, 2012 and 2011. The operating data for the nine months ended September 30, 2012 are not necessarily indicative of the results that might be expected for the full year. You should read the detailed information and the financial statements included elsewhere or incorporated by reference in the prospectus.

	As of or For the Nine Months Ended September 30,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands except ratios and per share amounts)
Statement of Income Data:
Revenue:
Gross premiums written	$195,385	$160,337	$203,806	$158,637	$155,840	$141,556	$145,050
Gross premiums earned	163,683	131,752	180,837	155,307	156,393	140,223	151,684

Net premiums earned	$87,735	$65,267	$90,080	$66,855	$78,181	$81,144	$85,358
Net investment income and realized gains	2,486	2,153	2,950	8,128	4,790	7,748	8,073
Other revenue	3,118	2,536	3,388	5,008	5,498	12,170	19,170

Total revenue	$93,339	$69,956	$96,418	$79,991	$88,469	$101,062	$112,601
Expenses:
Losses and loss adjustment expenses	39,401	29,399	38,861	42,533	40,755	28,063	25,662
Other operating expenses	39,519	32,024	43,818	36,373	38,210	31,149	31,296
Interest expense	283	453	548	1,767	3,177	2,811	6,078

Total expenses	$79,203	$61,876	$83,227	$80,673	$82,142	$62,023	63,036
Income (loss) before other expenses	14,136	8,080	13,191	(682)	6,327	39,039	49,565
Other (income) expenses	268	256	175	726	—	(2,564)	1,626

Income (loss) before income taxes	$13,868	$7,824	$13,016	$(1,408)	$6,327	$41,603	47,939
Provision for (benefit from) income taxes	5,146	2,961	4,928	(483)	2,270	8,184	8,297

Net income (loss)	$8,722	$4,863	$8,088	$(925)	$4,057	$33,419	$39,642

Earnings (loss) per share:
Basic	$0.84	$0.46	$0.77	$(0.09)	$0.38	$3.17	$3.76
Diluted	$0.84	$0.46	$0.77	$(0.09)	$0.38	$3.08	$3.37
Ratios to net premiums earned:
Loss and loss adjustment expenses	44.9%	45.0%	43.1%	63.6%	52.1%	34.6%	30.1%
Expense(1)	45.4%	49.5%	48.8%	55.5%	48.9%	35.2%	38.6%
Combined	90.3%	94.5%	91.9%	119.1%	101.0%	69.8%	68.7%

	As of or For the Nine Months Ended September 30,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands except ratios and per share amounts)
Balance Sheet Data:
Cash and invested assets	$219,391	$185,583	$165,898	$126,242	$160,110	$155,712	$170,634
Reinsurance recoverable on paid and unpaid losses	3,013	6,643	4,458	27,304	25,477	22,604	16,816
Prepaid reinsurance premiums	77,774	63,152	40,968	38,307	40,285	26,518	26,345

Total Assets	$336,895	$286,133	$240,215	$213,621	$247,758	$232,065	$242,426

Liabilities:
Unpaid losses and loss adjustment expenses	$35,801	$39,857	$33,600	$47,414	$44,112	$40,098	$36,005
Unearned premiums	131,832	105,746	100,130	77,161	73,831	74,384	73,051
Reinsurance payable	72,679	55,665	16,571	14,982	28,162	16,694	10,852
Notes payable	16,176	17,353	17,059	18,235	41,428	41,303	43,833

Total Liabilities	$271,902	$234,345	$185,226	$168,328	$199,687	$189,138	$196,327

Total Stockholders’ Equity	$64,993	$51,788	$54,989	$45,293	$48,071	$42,927	$46,099

Statutory surplus	$44,528	$47,599	$48,188	$48,495	$50,345	$54,675	$51,699

(1)	Calculated as the sum of “Other operating expenses” plus “Other (income) expenses” divided by “Net premiums earned.”

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below together with the other information included in this prospectus before purchasing our securities in this offering. If any of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to Our Business

As a property and casualty insurer, we may experience significant losses and our financial results may vary from period to period due to our exposure to catastrophic events and severe weather conditions, the incidence and severity of which could be affected by climate change.

Our property and casualty insurance operations expose us to claims arising from catastrophes. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires; they can also be man-made, such as terrorist attacks (including those involving biological, chemical or radiological events) or consequences of war or political instability. We may incur catastrophe losses that exceed the amount of:

•	catastrophe losses that we have experienced in prior years;

•	catastrophe losses that, using third-party catastrophe modeling software, we projected could be incurred;

•	catastrophe losses that we used to develop prices for our products; or

•	our current reinsurance coverage (which would cause us to have to pay such excess losses).

The incidence and severity of weather conditions are largely unpredictable, but the frequency and severity of property claims generally increase when severe weather conditions occur. A body of scientific evidence seems to indicate that climate change may be occurring. Climate change, to the extent that it may affect weather patterns, may cause an increase in the frequency and/or the severity of catastrophic events or severe weather conditions which, in addition to the attendant increase in claims-related costs, may also cause an increase in our reinsurance costs and/or negatively impact our ability to provide homeowners insurance to our policyholders in the future. Governmental entities may also respond to climate change by enacting laws and regulations that may adversely affect our cost of providing homeowners insurance in the future.

Catastrophes may cause a material adverse effect on our results of operations during any reporting period; they may also materially harm our financial condition, which in turn may materially harm our liquidity and impair our ability to raise capital on acceptable terms or at all. In addition to catastrophes, the accumulation of losses from smaller weather-related events in any reporting period may cause a material adverse effect on our results of operations and liquidity in that period.

Because we conduct the majority of our business in Florida, our financial results substantially depend on the regulatory, economic and weather conditions present in that state.

Though we expanded into South Carolina during 2010, as well as Massachusetts and Rhode Island in 2011, as of September 30, 2012, we still wrote approximately 91% of our premiums in Florida; therefore, prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in Florida affect our revenues and profitability. Changes in these conditions could make doing business in Florida less attractive for us and would have a more pronounced effect on us than it would on other insurance companies that are more geographically diversified.

We are subject to increased exposure to certain catastrophic events such as hurricanes, as well as an increased risk of losses. The occurrence of one or more catastrophic events or other conditions affecting losses in Florida may have a material adverse effect on our results of operations and financial condition.

Because we rely on insurance agents, the loss of these agent relationships or our ability to attract new agents could have an adverse impact on our business.

We currently market our policies to a broad range of prospective policyholders through more than 2,000 agents. Many of these agents are independent insurance agents that own their customer relationships, and our agency contracts with them limit our ability to directly solicit business from our existing policyholders. Independent agents most commonly represent other insurance companies and we do not control their activities. Historically, we have used marketing relationships with two well-known national insurance companies that do not write new homeowners insurance policies in Florida and two associations of independent insurance agents in Florida to attract and retain agents and agency groups. The loss of these marketing relationships could adversely impact our ability to attract new agents or retain our agency network.

Actual claims incurred may exceed our loss reserves for claims, which could adversely affect our results of operations and financial condition.

Loss reserves represent our estimate of ultimate unpaid losses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent our best estimate, generally utilizing actuarial expertise, historical information and projection techniques at a given reporting date.

The process of estimating our loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, legislative changes, and varying judgments and viewpoints of the individuals involved in the estimation process, among others.

Because of the inherent uncertainty in estimating loss reserves, including reserves for catastrophes, additional liabilities resulting from one insured event, or an accumulation of insured events, may exceed our existing loss reserves and cause a material adverse effect on our results of operations and our financial condition.

Our financial results may vary from period to period based on the timing of our collection of government-levied assessments from our policyholders.

Our insurance subsidiary, UPC, is subject to assessments levied by various governmental and quasi-governmental entities in the states in which we operate. While we can recover these assessments from policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our financial statements and may cause a material adverse effect on our results of operations in a particular reporting period.

Violation(s) of certain debt covenants related to our note payable to the Florida State Board of Administration could allow the Florida SBA to call the note, which could cause a material adverse effect on our financial condition.

With regard to our note payable to the Florida SBA, we incurred additional interest expense during the first quarter of 2011 because we did not write enough premiums during the fourth quarter of 2010 to exceed the threshold required by the writing ratio covenants. As a remedy for covenant violations related to the note payable, the Florida SBA may make the note due and payable upon demand. Any demand by the Florida SBA for payment related to the note, whether immediate payment of the full balance or some other amount, is subject to approval by the insurance regulatory authority in Florida. Should the insurance regulatory authority grant approval of a demand for immediate full payment, such payment could cause a material adverse effect on our cash flows and financial condition. We were in compliance with the covenants under the note payable during the year ended December 31, 2011 and as of September 30, 2012.

Our failure to implement and maintain adequate internal controls over financial reporting in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.

We have complied with the provisions regarding annual management assessments of the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 during 2011. Because we are a smaller reporting company, we are not required to have external audits of our internal controls over financial reporting under Section 404.

If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect, and as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports or otherwise maintain appropriate internal controls, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, and the market price for our stock could decline.

If we experience difficulties with technology, data security and/or outsourcing relationships, our ability to conduct our business could be negatively impacted.

While technology can streamline many business processes and ultimately reduce the cost of operations, technology initiatives present certain risks. Our business is highly dependent upon our contractors’ and third-party administrators’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions such as the processing of policies and the adjusting of claims. Because our information technology and telecommunications systems interface with and depend on these third-party systems, we could experience service denials if demand for such service exceeds capacity or a third-party system fails or experiences an interruption. If sustained or repeated, such a business interruption, system failure or service denial could result in a deterioration of our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions. Computer viruses, hackers and other external hazards could expose our data systems to security breaches. These increased risks, and expanding regulatory requirements regarding data security, could expose us to data loss, monetary damages, damage to our reputation and significant increases in compliance costs. As a result, our ability to conduct our business might be adversely affected.

Our success has been and will continue to be greatly influenced by our ability to attract and retain the services of senior management.

Our senior executive officers play an integral role in the development and management of our business. We do not maintain any key person life insurance policies on any of our officers or employees. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

Risks Related to the Insurance Industry

Because we are smaller than many of our competitors, we may lack the resources to increase or maintain our market share.

The property and casualty insurance industry is highly competitive, and we believe it will remain highly competitive for the foreseeable future. The principal competitive factors in our industry are price, service, commission structure and financial condition. We compete with other property and casualty insurers that write coverage in the same territories in which we write coverage; some of those insurers have greater financial resources and have a longer operating history than we do. In addition, our competitors may offer products for alternative forms of risk protection. Competition could limit our ability to retain existing business or to write new business at adequate rates, and such limitation may cause a material adverse effect on our results of operations and financial position.

State regulations limiting rate increases and requiring us to underwrite business in certain areas are beyond our control and may adversely affect our results of operation and financial condition.

States have from time to time passed legislation, and regulators have taken action, that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas, or mandating that insurers participate in residual markets. In addition, following catastrophes, there are sometimes legislative initiatives and court decisions which seek to expand insurance coverage for catastrophe claims beyond the original intent of the policies. Further, our ability to increase pricing to the extent necessary to offset rising costs of catastrophes requires approval of insurance regulatory authorities.

One example of such legislation occurred following the 2004 and 2005 hurricane seasons, when the Florida legislature required all insurers issuing replacement cost policies to pay the full replacement cost of damaged properties without depreciation whether or not the insureds repaired or replaced the damaged property. Under prior law, insurers would have paid the depreciated amount of the property until insureds commenced repairs or replacement. This law has led to an increase in disagreements regarding the scope of damage. Despite our efforts to adjust claims and promptly pay meritorious amounts, our operating results have been affected by a claims environment in Florida that produces opportunities for fraudulent or overstated claims.

Our ability or willingness to manage our catastrophe exposure by raising prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment and our ability to penetrate other geographic markets, which may cause a material adverse effect on our results of operations, financial condition and cash flows. We cannot predict whether and to what extent new legislation and regulations that would affect our ability to manage our exposure to catastrophic events will be adopted, the timing of adoption or the effects, if any, they would have on our ability to manage our exposure to catastrophic events.

The insurance industry is heavily regulated and further restrictive regulation may reduce our profitability and limit our growth.

The insurance industry is extensively regulated and supervised. Insurance regulatory authorities generally design insurance rules and regulations to protect the interests of policyholders, and not necessarily the interests of insurers, their stockholders and other investors. Regulatory systems also address authorization for lines of business, capital and surplus requirements, limitations on the types and amounts of certain investments, underwriting limitations, licensing, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and non-financial components of an insurer’s business.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny. Although the United States federal government does not directly regulate the insurance business, changes in federal legislation, regulation and/or administrative policies in several areas, including changes in financial services regulation and federal taxation, could negatively affect the insurance industry and us. In addition, Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal or national regulation or to allow an optional federal charter, similar to the option available to most banks. Further, the National Association of Insurance Commissioners (the “NAIC”) and state insurance regulators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. We cannot predict what effect, if any, proposed or future legislation or NAIC initiatives may have on the manner in which we conduct our business.

As part of ongoing, industry-wide investigations, we may from time to time receive subpoenas and written requests for information from government agencies and authorities at the state or federal level. If we are subpoenaed for information by government agencies and authorities, potential outcomes could include enforcement proceedings or settlements resulting in fines, penalties and/or changes in business practices that could cause a material adverse effect on our results of operations. In addition, these investigations may result in changes to laws and regulations affecting the industry.

Changes to insurance laws or regulations, or new insurance laws and regulations, may be more restrictive than current laws or regulations and could cause material adverse effects on our results of operations and our prospects for future growth. Additionally, our failure to comply with certain provisions of applicable insurance laws and regulations may cause a material adverse effect on our results of operations or financial condition.

Our inability to obtain reinsurance on acceptable terms would increase our loss exposure or limit our ability to underwrite policies.

We use, and we expect to continue to use, reinsurance to help manage our exposure to property and casualty risks, including catastrophic losses due to windstorms. The availability and cost of reinsurance are each subject to prevailing market conditions beyond our control which can affect business volume and profitability. We may be unable to maintain our current reinsurance coverage, to obtain additional reinsurance coverage in the event our current reinsurance coverage is exhausted by a catastrophic event, or to obtain other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether we are seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon its expiration. We can provide no assurance that we can obtain sufficient reinsurance to cover losses resulting from one or more storms in the future, or that we can obtain such reinsurance in a timely or cost-effective manner. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to accept an increase in net risk exposures, we would have to reduce the amount of risk we underwrite. Either increasing our net exposure to risk or reducing the amount of risk we underwrite may cause a material adverse effect on our results of operations and our financial condition.

In each of the past ten years, a portion of our reinsurance protection has been provided by the Florida Hurricane Catastrophe Fund (“FHCF”), a government sponsored entity that provides a layer of reinsurance protection at a price that is lower than otherwise available in the commercial market. The FHCF provides catastrophe reinsurance on a subsidized-basis as an incentive to make homeowners insurance available in the State of Florida. There is no assurance that FHCF will continue to make such reinsurance available on terms consistent with historical practice. The loss of reinsurance provided by FHCF would have an adverse impact on our results of operations and financial condition.

Our inability to collect from our reinsurers on our reinsurance claims could cause a material adverse affect on our results of operation and financial condition.

Although reinsurers are liable to us to the extent of the reinsurance coverage we purchase, we remain primarily liable as the direct insurer on all risks that we reinsure; therefore, our reinsurance agreements do not eliminate our obligation to pay claims. As a result, we are subject to risk with respect to our ability to recover amounts due from reinsurers. The risk could arise in two situations: (a) our reinsurers may dispute some of our reinsurance claims based on contract terms, and we may ultimately receive partial or no payment, or (b) the amount of losses that reinsurers incur related to worldwide catastrophes may materially harm the financial condition of our reinsurers and cause them to default on their obligations.

While we will attempt to manage these risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. As a result, our exposure to credit risk may cause a material adverse effect on our results of operations, financial condition and cash flow.

Our investments are subject to market risks that may result in reduced returns or losses.

We expect investment returns to contribute to our overall profitability. Accordingly, fluctuations in interest rates or in the fixed-maturity, equity or alternative-investment markets may cause a material adverse effect on our results of operations.

Changes in the general interest rate environment will affect our returns on, and the fair value of, our fixed maturities and short-term investments. A decline in interest rates reduces the returns available on new investments, thereby negatively impacting our net investment income. Conversely, rising interest rates reduce the fair value of existing fixed maturities. In addition, defaults under, or impairments of, any of these investments as a result of financial problems with the issuer and, where applicable, its guarantor of the investment could reduce our net investment income and net realized investment gains or result in investment losses.

We may decide to invest an additional portion of our assets in equity securities or other investments, which are subject to greater volatility than fixed maturities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the fair value of our equity securities or other investments, and could adversely affect the realization of net investment income. As a result of these factors, we may not realize an adequate return on our investments, we may incur losses on sales of our investments and we may be required to write down the value of our investments, which could reduce our net investment income and net realized investment gains or result in investment losses.

The fair value of our investment portfolio is also subject to valuation uncertainties. The valuation of investments is more subjective when the markets are illiquid and may increase the risk that the estimated fair value of our investment portfolio is not reflective of prices at which actual transactions would occur.

Our determination of the amount of other-than-temporary impairment to record varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective investment type. We revise our evaluations and assessments as conditions change and new information becomes available, and we reflect changes in other-than-temporary impairments in our Consolidated Statements of Income. We base our assessment of whether other-than-temporary impairments have occurred on our case-by-case evaluation of the underlying reasons for the decline in fair value. We can neither provide assurance that we have accurately assessed whether the impairment of one or more of our investments is temporary or other-than-temporary, nor that we have accurately recorded amounts for other-than-temporary impairments in our financial statements. Furthermore, historical trends may not be indicative of future impairments and additional impairments may need to be recorded in the future.

Our portfolio may benefit from certain tax laws, including, but not limited to, those governing dividends-received deductions and tax credits. Federal and/or state tax legislation could be enacted that would lessen or eliminate some or all of these tax advantages and could adversely affect the value of our investment portfolio. This result could occur in the context of deficit reduction or various types of fundamental tax reform.

The property and casualty insurance industry is historically cyclical and the pricing and terms for our products may decline, which would adversely affect our profitability.

Historically, the financial performance of the property and casualty insurance industry has been cyclical, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. We cannot predict how long any given hard or soft market will last. Downturns in the property and casualty market may cause a material adverse effect on our results of operations and our financial condition.

The effects of emerging claim and coverage issues are uncertain and may increase our loss exposure under the policies that we underwrite.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

•	adverse changes in loss cost trends, including inflationary pressures in home repair costs;

•	judicial expansion of policy coverage and the impact of new theories of liability; and

•	plaintiffs targeting property and casualty insurers in purported class-action litigation relating to claims-handling and other practices.

In some instances, these emerging issues may not become apparent to us for some time after our issuance of the affected insurance policies. As a result, we may not know the full extent of liability under insurance policies we issue for many years after the policies are issued.

It is very difficult for us to predict the effects of these and other unforeseen emerging claim and coverage issues that may cause a material adverse effect on our results of operations and financial condition.

A downgrade in our financial strength rating could adversely impact our business volume and our ability to access additional debt or equity financing.

Financial strength ratings are important to an insurer’s competitive position. Rating agencies review their ratings periodically, and our current ratings may not be maintained in the future. A downgrade in our rating could negatively impact our business volumes, as it is possible demand for our products in certain markets may be reduced or our ratings could fall below minimum levels required to maintain existing business. Additionally, we may find it more difficult to access the capital markets and we may incur higher borrowing costs. If significant losses, such as those resulting from one or more major catastrophes, or significant reserve additions were to cause our capital position to deteriorate significantly, or if one or more rating agencies substantially increase their capital requirements, we may need to raise equity capital in the future to maintain our ratings or limit the extent of a downgrade. For example, a trend of more frequent and severe weather-related catastrophes may lead rating agencies to substantially increase their capital requirements.

We cannot guarantee that our insurance company subsidiary, United Property & Casualty Insurance Company, will maintain its current A (Exceptional) rating by Demotech. Any downgrade of this rating could impact the acceptability of our products to mortgage lenders that require homeowners to buy insurance, reduce our ability to retain and attract policyholders and agents and damage our ability to compete, which may cause a material adverse effect on our results of operations and financial condition.

Risks Related to this Offering and an Investment in Our Common Stock

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Substantially all of our net proceeds from this offering will be used, as determined by management in its sole discretion for general corporate purposes, including statutory capital in support of our growth. Our management will have broad discretion over the use and investment of the net proceeds of this offering. The failure of our management to apply these funds effectively could harm our business. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. Pending application of our proceeds, they may be placed in investments that do not produce income or that lose value.

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and at prices that you find appropriate.

Investors trade our common stock via the Over-The-Counter Bulletin Board, which provides less liquidity than national securities exchanges. In addition to the already less liquid market,

trading in our common stock has been extremely limited, further reducing its liquidity. The lack of liquidity in our common stock results not only from limited trading, but also from delays in the timing of transactions and a dearth in security analysts’ and the media’s coverage of United. In addition, we cannot predict the effect that this offering or a Nasdaq listing will have on the volume or trading price of our common stock. Upon the closing of this offering, we believe that we can satisfy the listing requirements and expect that our common stock will be listed on The Nasdaq Capital Market. Such listing, however, is not guaranteed. As a result of the foregoing, it may be difficult to sell your shares of common stock. You may obtain lower prices for our common stock than you might otherwise obtain in more liquid markets and you may experience a larger spread between the bid and ask prices for our common stock.

Dividend payments on our common stock in the future is uncertain.

We have paid dividends on our common stock in the past; however, we provide no assurance or guarantee that we will continue to pay dividends in the future. Therefore, investors who purchase our common stock may only realize a return on their investment if the value of our common stock appreciates.

The declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our profits, financial requirements and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our Board of Directors deems relevant.

The substantial ownership of our common stock by our officers and directors allows them to exert significant control over us.

Our officers and directors beneficially own approximately 26% of UIHC at September 30, 2012. Our officers’ and directors’ interests may conflict with the interests of other holders of our common stock and our officers and directors may take action affecting us with which other stockholders may disagree. Our officers and directors, acting together, have the ability to exert significant influence over the following:

•	the nomination, election and removal of our Board of Directors;

•	the adoption of amendments to our charter documents;

•	management and policies; and

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Provisions in our charter documents and the shareholder rights plan that we adopted may make it harder for others to obtain control of us even though some stockholders might consider such a development to be favorable.

Our charter and bylaws contain provisions that may discourage unsolicited takeover proposals our stockholders may consider to be in their best interests. Our Board of Directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. At a given annual meeting, only a portion of our Board of Directors may be considered for election. Since our “staggered board” may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings, it may entrench our management and discourage unsolicited stockholder proposals that may be in the best interests of our stockholders. Moreover, our Board of Directors has the ability to designate the terms of and issue a new series of preferred stock.

We have also adopted a shareholder rights plan that could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of our common stock. A third party that acquires 20% or more of our common stock could suffer substantial dilution of its ownership interest under the terms of the shareholder rights plan through the issuance of common stock to all stockholders other than the acquiring person. In certain circumstances the foregoing threshold may be reduced to 15%.

Together these provisions may make the removal of our management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, assuming a public offering price of $5.38 per share (which was the last reported sale price of our common stock on the OTCBB on November 27, 2012), after deducting underwriting discounts, commissions and the estimated expenses of this offering payable by us, will be approximately $25,011,000, or approximately $28,803,900 if the underwriters’ over-allotment option is exercised in full. We intend to use the proceeds of this offering for general corporate purposes, including statutory capital in support of our growth. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2012. Our capitalization is presented:

•	on an actual basis, and

•

on an as adjusted basis to give effect to the sale of 5,000,000 shares of common stock, and assuming a public offering price of $5.38 per share based on the last reported sale price of our common stock on the OTCBB on November 27, 2012, as if the offering had been completed as of November 27, 2012 (assuming the net proceeds of the offering are $25,011,000, after deducting the estimated underwriting discount and estimated offering expenses of $1,889,000, and the underwriters’ over-allotment option is not exercised).

The following data should be read together with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	September 30, 2012 (in thousands, except share data)
	Actual	As Adjusted for this Offering
Cash and Cash Equivalents	90,892	115,903

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 10,660,922 issued; 10,448,839 outstanding	1	2
Additional paid-in capital	102	25,112
Treasury shares, at cost; 212,083 shares	(431)	(431)
Accumulated other comprehensive income	4,114	4,114
Retained earnings	61,207	61,207

Total Stockholders’ Equity	64,993	90,004

MARKET FOR COMMON STOCK

Our common stock, which commenced public trading on November 7, 2007, is traded on the OTCBB under the symbol “UIHC.” We have applied to list our common stock on The Nasdaq Capital Market, under the symbol “UIHC.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

The table below sets forth, for the calendar quarter indicated, the high and low bid quotations of our common stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

2012	High	Low	Dividends Per Share
Fourth Quarter (through November 27, 2012)	$6.05	$5.23	—
Third Quarter	$6.10	$4.75	—
Second Quarter	$5.95	$4.60	$0.05	(1)
First Quarter	$6.00	$4.05	—

(1)	This dividend was declared in the first quarter of 2012, but was not paid until the second quarter of 2012.

2011	High	Low	Dividends Per Share
Fourth Quarter	$4.43	$4.00	$0.05
Third Quarter	$4.25	$4.25	—
Second Quarter	$4.50	$2.00	—
First Quarter	$3.60	$2.95	—

2010	High	Low	Dividends Per Share
Fourth Quarter	$4.15	$2.05	—
Third Quarter	$2.95	$1.85	—
Second Quarter	$3.60	$2.95	$0.05	(1)
First Quarter	$4.75	$3.10	—

(1)	This dividend was declared in the first quarter of 2010, but was not paid until the second quarter of 2010.

The closing sales price for our common stock on November 27, 2012, as reported on OTCBB, was $5.38 per share. As of November 12, 2012, we had 116 shareholders of record.

DIVIDEND POLICY

Any future dividend payments will be at the discretion of our Board of Directors and will depend upon our profits, financial requirements and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our Board of Directors deems relevant.

For a discussion of the restrictions on UPC’s ability to pay dividends, please see the section entitled “Business—Restrictions on Dividend Payments” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

SELLING STOCKHOLDERS

On behalf of the selling stockholders named in the table below, we are registering, pursuant to the registration statement of which this prospectus is a part, 300,075 shares of our common stock. We are registering these shares pursuant to a Registration Rights Agreement, dated as of October 4, 2007, that was entered into between us and the selling stockholders prior to the merger pursuant to which we became a public company and that provides these selling stockholders with certain “piggy-back” registration rights.

The table below lists the selling stockholders and information regarding their beneficial ownership of common stock as of October 1, 2012. Beneficial ownership is determined in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose.

All information with respect to beneficial ownership has been furnished to us by the selling stockholders. For more information, see the section of this prospectus entitled “Underwriting.”

Based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering
	Number	Percentage (1)		Number	Percentage (1)
FMG Investors LLC (2)	932,231	8.9%	233,058	699,173	6.7%
John Petry	31,339	*	31,339	—	—
David Sturgess	17,839	*	17,839	—	—
Thomas Sargent	17,839	*	17,839	—	—

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	The percentages of common stock beneficially owned are based on 10,448,839 shares of common stock outstanding on October 1, 2012.

(2)	Gordon G. Pratt is the Managing Member of FMG Investors LLC and holds sole power to vote and dispose of the shares held by FMG Investors LLC. Mr. Pratt served as the Chairman of the Board of Directors of FMG Acquisition Corp. from May 2007 to October 2008 and served as the Vice Chairman of our Board of Directors from October 2008 to March 2012.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 50,000,000 shares of common stock, par value $0.0001 per share, of which 10,448,839 shares were issued and outstanding as of October 1, 2012. We are also authorized to issue up to 1,000,000 shares of preferred stock, par value $0.0001 per share, of which 125,000 shares are designated as “Series A Junior Participating Preferred Stock.” No shares of preferred stock were outstanding as of October 1, 2012.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to any preferences that may be applicable to any preferred stock issued in the future (including the Series A Junior Participating Preferred Stock), the holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding (including the Series A Junior Participating Preferred Stock). Our common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Share Purchase Rights

On July 20, 2012, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable to our stockholders of record on August 3, 2012. Each right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock, at a price of $27.00, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated July 20, 2012, between our company and Continental Stock Transfer & Trust Company, as Rights Agent.

Initially, the rights are not exercisable and are attached to and trade with all shares of common stock outstanding as of, and issued subsequent to August 3, 2012. The rights will separate from the common stock and will become exercisable upon the earlier of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (other than our company, a subsidiary of our company, an employee benefit plan of our company or a subsidiary, or a person who beneficially owns 20% or more of our common stock outstanding on the effective date of the Rights Agreement) (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of our outstanding common stock or (b) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than our company, a subsidiary of our company, an employee benefit plan of our company or a subsidiary, or a person who beneficially owns 20% or more of our common stock outstanding on the effective date of the Rights Agreement) of 20% or more of such outstanding common stock or (c) 10 days following a public announcement that our board of directors declared a person or group of affiliated or associated persons which beneficially owns 15% or more of our outstanding common stock to be an “Adverse Person,” as described below.

An “Adverse Person” is any person or group of affiliated or associated persons beneficially owning 15% or more of our outstanding common stock, if our board of directors determines (a) that the person or group is holding the common stock in order to cause us to repurchase their common stock or to cause pressure on us to take action or enter into a transaction or series of transactions where our board determines that the actions to be taken are not in the best long-term interests of our company or our stockholders, or (b) that beneficial ownership of our common stock by the person or group is causing or reasonably likely to cause a material adverse impact on the business or prospects of our company.

At any time after a person becomes an Acquiring Person or Adverse Person and prior to the acquisition by such Acquiring Person or Adverse Person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by any Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a share of our Series A Junior Participating Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right, subject to adjustment.

The rights may be redeemed in whole, but not in part, at a price of $.001 per right (payable in cash, common stock or other consideration deemed appropriate by our board) by the board only until the earlier of (a) the time at which any person becomes an Acquiring Person or Adverse Person or (b) the expiration date of the Rights Agreement. Immediately upon the action of the board ordering redemption of the rights, the rights will terminate and thereafter the only right of the holders of rights will be to receive the redemption price.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company without conditioning the offer on redemption of the rights or on a substantial number of rights being acquired. The rights will expire on July 20, 2022, unless previously redeemed or exchanged by us. The rights distribution was not taxable to our stockholders.

Preferred Stock

We are authorized to issue 875,000 shares of “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the designations, powers, including voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or other rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

Anti-Takeover Provisions

In our Second Amended and Restated Certificate of Incorporation, we elected not to be governed by Section 203 of the Delaware General Corporation Law which regulates corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.”

Our Second Amended and Restated Certificate of Incorporation (as amended) and By-Laws contain provisions that may discourage unsolicited takeover proposals our stockholders may consider to be in their best interests. Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. At a given annual meeting, only a portion of our board of directors may be considered for election. Since our “staggered board” may prevent our stockholders from replacing a majority of our board of directors at certain annual meetings, it may entrench our management and discourage unsolicited stockholder proposals. Moreover, our board of directors has the ability to designate the terms of and issue a new series of preferred stock.

In addition, as described above under the heading “—Preferred Share Purchase Rights,” we recently declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $27.00, subject to adjustment. These rights have certain anti-takeover effects, which are described in greater detail above under the heading “—Preferred Share Purchase Rights.”

Liability Limitations and Indemnification

Second Amended and Restated Certificate of Incorporation (as amended)

Our Second Amended and Restated Certificate of Incorporation (as amended) provides that a director of our company shall not be personally liable to our company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (a) for any breach of the director’s duty of loyalty to our company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (“DGCL”), or (d) for any transaction from which the director derived an improper personal benefit. Our Second Amended and Restated Certificate of Incorporation (as amended) further provides that, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, our company shall indemnify all persons whom it may indemnify pursuant thereto.

By-Laws

Our By-Laws provide that we shall indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of our company) by reason of the fact that the person is or was a director, officer, employee or agent of our company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Our By-Laws also provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of our company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of our company against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of our company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to our company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Liability Insurance

We maintain directors’ and officers’ insurance coverage for our directors and officers.

Indemnification Agreements

In addition to the indemnification required in our Second Amended and Restated Certificate of Incorporation (as amended) and By-Laws, we have entered into indemnification agreements with each of our directors. These agreements provide for the indemnification of such directors, subject to certain conditions and exclusions, against certain costs actually and reasonably incurred in connection with a proceeding (a) if they were, are, or are threatened to be made, a party to or a participant in a proceeding and (b) to the fullest extent permitted by applicable law if they are party to or threatened to be made a party to a proceeding. The indemnification agreements also provide that, if the indemnification rights provided in the indemnification agreements are unavailable, then (to the fullest extent permissible under applicable law) we will pay, in the first instance, the entire amount incurred by the applicable director in connection with a proceeding without requiring such director to contribute to such payment. We also agreed, under the indemnification agreements, to advance expenses reasonably incurred by these directors in connection with a proceeding upon the execution and delivery by the applicable director of an undertaking to repay the advance to the extent that it is determined that such director is not entitled to be indemnified by us. These rights of indemnification and to receive advancement of expenses are not exclusive of any other rights to which such directors are entitled. In addition, such rights shall continue, under certain circumstances, after the term of such directors’ service to us has ended.

Delaware Law

Section 145 of the DGCL, which was adopted by our company as described above, provides that a corporation may indemnify any persons, including officers and directors, who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation, such as our company, may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above, the corporation must indemnify him against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Quotation on the OTCBB

Our common stock is currently quoted on the OTCBB under the symbol “UIHC.” We have applied to list our common stock on The Nasdaq Capital Market under the symbol “UIHC.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, 8th Floor, New York, New York 10004, and its telephone number is (212) 509-4000.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.
Sterne, Agee & Leach, Inc.

Total	5,300,075

The underwriters are offering the shares of common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase in whole or in part at any time or from time to time up to an aggregate of 750,000 additional shares of common stock, at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are sold.

Commission and Discounts

The underwriters propose to offer shares of our common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $         per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Over- Allotment	Total With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $275,000.

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

Each of our directors and our executive officers have agreed for a period of 120 days after the date of this prospectus, and each of the selling stockholders have agreed for a period of 90 days after the date of this prospectus, not to directly or indirectly: (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to the securities being offered in this prospectus.

In addition we have agreed that for 120 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of Raymond James & Associates, Inc., (a) offer for sale, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock (other than the common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans that either exist on the date hereof or do not reserve for issuance thereunder more than 5% of our common stock or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date hereof), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, (c) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities or (d) publicly disclose the intention to do any of the foregoing.

The lock-up periods described in the preceding paragraphs will automatically be extended if (a) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, then the lock-up periods shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Raymond James & Associates, Inc. waives, in writing, such extension. Raymond James & Associates, Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common stock, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the OTCBB, the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Directed Share Program

At our request, the underwriters have reserved for sale, at the public offering price, up to 10% of the shares of common stock offered hereby to be sold as part of the underwritten offering to certain individuals and entities designated by us. If these individuals and entities purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Each person buying shares through the directed share program will agree that, for a period of 120 days from the date of this prospectus, he or she will not, without the prior written consent of Raymond James & Associates, Inc., dispose of or hedge any common stock or any securities convertible into or exchangeable for common stock with respect to shares purchased in the program. Raymond James & Associates, Inc., in its sole discretion, may release any of the securities subject to the lock-up agreements at any time without notice. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act in connection with the sale of these reserved shares.

Electronic Distribution

A prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our common stock is quoted on the OTCBB under the symbol “UIHC.” We have applied to list our common stock on The Nasdaq Capital Market under the symbol “UIHC.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of shares of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 (the “FSMA”).

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Affiliations

Each of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the underwriters and their affiliates provide from time to time, we have banking and brokerage transactions in the ordinary course of business with the underwriters and their affiliates. It is expected that we will continue to use the underwriters and their affiliates for various services in the future.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by the law firm of Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon by Troutman Sanders LLP, Atlanta, Georgia, counsel to the underwriters.

EXPERTS

The consolidated annual financial statements incorporated by reference in this prospectus have been audited by McGladrey LLP (formerly McGladrey & Pullen, LLP), independent registered public accounting firm, as stated in their report referenced herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

5,300,075 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

STERNE AGEE

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses, other than underwriting discounts and commissions, to be incurred in connection with the preparation of this Registration Statement and the sale and distribution of the common stock being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$4,440	(1)

FINRA filing fee	$6,609	(1)

NASDAQ filing fee	$50,000

Accounting fees and expenses	$30,000

Legal fees and expenses	$125,000

Printing and engraving expenses	$25,000

Miscellaneous	$33,951

Total	$275,000

(1)	Rounded up to nearest whole number.

Item 14.	Indemnification of Directors and Officers.

Second Amended and Restated Certificate of Incorporation (as amended)

The Company’s Second Amended and Restated Certificate of Incorporation (as amended) provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (“DGCL”), or (d) for any transaction from which the director derived an improper personal benefit.

The Company’s Second Amended and Restated Certificate of Incorporation (as amended) further provides that the Company, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by the Second Amended and Restated Certificate of Incorporation (as amended).

By-Laws

The Company’s By-Laws provide that the Company shall indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Company’s By-Laws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

In addition, the Company’s By-Laws provide for the advancement of expenses (including attorneys fees) incurred by an officer, director, employee or agent in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof. They also permit the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company against any liability asserted against the person and incurred by him in any such capacity, or arising out of the person’s status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Article IX of the By-Laws.

Liability Insurance

The Company maintains directors’ and officers’ insurance coverage for its directors and officers.

Indemnification Agreements

In addition to the indemnification required in the Company’s Second Amended and Restated Certificate of Incorporation (as amended) and By-Laws, the Company has entered into indemnification agreements with each of its directors. These agreements provide for the indemnification of such directors, subject to certain conditions and exclusions, against certain costs actually and reasonably incurred in connection with a proceeding (a) if they were, are, or are threatened to be made, a party to or a participant in a proceeding and (b) to the fullest extent permitted by applicable law if they are party to or threatened to be made a party to a proceeding. The indemnification agreements also provide that, if the indemnification rights provided in the indemnification agreements are unavailable, then (to the fullest extent permissible under applicable law) the Company will pay, in the first instance, the entire amount incurred by the applicable director in connection with a proceeding without requiring such director to contribute to such payment. The Company also agreed, under the indemnification agreements, to advance expenses reasonably incurred by these directors in connection with a proceeding upon the execution and delivery by the applicable director of an undertaking to repay the advance to the extent that it is determined that such director is not entitled to be indemnified by the Company. These rights of indemnification and to receive advancement of expenses are not exclusive of any other rights to which such directors are entitled. In addition, such rights shall continue, under certain circumstances, after the term of such directors’ service to the Company has ended.

Delaware Law

Section 145 of the DGCL, which was adopted by the Company as described above, provides that a corporation may indemnify any persons, including officers and directors, who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation, such as the Company, may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above, the corporation must indemnify him against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

Since October 2009, the Company has not sold any securities that were not registered under the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index.

(b) Financial Statement Schedules. All schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedules, or because the required information is included in the consolidated financial statements or notes thereto (which are incorporated herein by reference), or because the required information is included in the Annual Report on Form 10-K for the year ended December 31, 2011 (which is incorporated herein by reference).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on the 29th day of November 2012.

UNITED INSURANCE HOLDINGS CORP.

By:	/s/ John L. Forney
John L. Forney
Chief Executive Officer
(Principal Executive Officer)

Signature	Title	Date

/s/ John L. Forney	Chief Executive Officer; Director	November 29, 2012
John L. Forney	(Principal Executive Officer)

/s/ Bennett Bradford Martz	Chief Financial Officer	November 29, 2012
Bennett Bradford Martz	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	November 29, 2012
Gregory C. Branch

*	Director	November 29, 2012
Alec L. Poitevint, II

*	Director	November 29, 2012
Kent G. Whittemore

*	Director	November 29, 2012
Kern M. Davis

*	Director	November 29, 2012
William H. Hood, III

* By:	/s/ Bennett Bradford Martz
Bennett Bradford Martz Attorney-in-Fact

S-1

EXHIBIT INDEX

The following exhibits are filed as part of, or are incorporated by reference into, this Registration Statement on Form S-1:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation (as amended to include the Certificate of Designations, Powers, Preferences and Rights of Series A Junior Participating Preferred Stock of United Insurance Holdings Corp.) (filed as Exhibit 3.1 to the Form 10-Q, filed on August 8, 2012, and incorporated herein by reference).

3.2	Bylaws (included as Exhibit 3.3 to the Form S-1 (Registration No. 333-143466), filed June 4, 2007, and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (included as Exhibit 4.2 to Amendment No. 1 to Post-Effective Amendment No. 1 on Form S-3 (Registration No. 333-150327), filed on December 23, 2008, and incorporated herein by reference).

4.2	Registration Rights Agreement, dated October 4, 2007, by and among FMG Acquisition Corp. and the investors named therein (included as Exhibit 10.4 to the Form 8-K, filed October 12, 2007, and incorporated herein by reference).

4.3	Rights Agreement, dated as of July 20, 2012, between United Insurance Holdings Corp. and Continental Stock Transfer & Trust Company, which includes as Exhibit A thereto a summary of the terms of the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Right Certificate, and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares (included as Exhibit 4.1 to the Form 8-A, filed July 23, 2012, and incorporated herein by reference).

5.1	Form of Opinion of Foley & Lardner LLP.

10.1	Investment Management Agreement between United Property & Casualty Insurance Company and Synovus Trust Company, dated October 8, 2003 (included as Exhibit 10.18 to the Form S-4/A (Registration No. 333-150327), filed June 13, 2008, and incorporated herein by reference).

10.2	Insurance Capital Build-up Incentive Program Surplus Note between United Property & Casualty Insurance Company and the State Board of Administration of Florida dated September 22, 2006 (included as Exhibit 10.31 to the Form S-4/A (Registration No. 333-150327), filed June 13, 2008, and incorporated herein by reference).

10.3	Master Business Process Outsourcing Services Agreement between United Insurance Management, LLC and Computer Sciences Corporation, dated March 11, 2008 (included as Exhibit 10.24 to the Form S-4/A (Registration No. 333-150327), filed June 13, 2008, and incorporated herein by reference).

10.4	Addendum Number One to Insurance Capital Build-Up Incentive Program Surplus Note, dated November 7, 2008 and effective July 1, 2008, between the State Board of Administration of Florida and United Property & Casualty Insurance Company (included as Exhibit 10.1 to the Form 8-K, filed November 12, 2008, and incorporated herein by reference).

10.5	Promissory Note dated March 30, 2011 issued by HRM Acquisition Corp. to United Property and Casualty Insurance Company (included as Exhibit 10.1 to the Form 10-Q, filed May 11, 2011, and incorporated herein by reference).

10.6	Note Purchase Agreement dated March 30, 2011 between HRM Acquisition Corp. and United Property and Casualty Insurance Company (included as Exhibit 10.2 to the Form 10-Q, filed May 11, 2011, and incorporated herein by reference).

10.7	Agreement of Limited Partnership dated March 30, 2011 between Acadia GP, LLC (in its capacity as a general partner of Acadia Acquisition Partners, L.P.) and limited partners (including United Property and Casualty Insurance Company) (included as Exhibit 10.3 to the Form 10-Q, filed May 11, 2011, and incorporated herein by reference).

10.8	PR-M Non-Bonus Assumption Agreement dated March 3, 2011 between Citizens Property Insurance Corporation and United Property and Casualty Insurance Company (included as Exhibit 10.4 to the Form 10-Q, filed May 11, 2011, and incorporated herein by reference).

10.9	Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2011 and including Addendum No. 1 (included as Exhibit 10.11 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.10	Florida Hurricane Catastrophe Fund Reimbursement Contract between United Property & Casualty Insurance Company and the State Board of Administration of Florida, effective June 1, 2011 and including Addenda 1, 2 and 4 (included as Exhibit 10.12 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.11	Multi-Line Per Risk Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2011 (included as Exhibit 10.13 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.12	Reinstatement Premium Protection Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2011 (included as Exhibit 10.14 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.13	Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and UPC Re, effective June 1, 2011 (included as Exhibit 10.15 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.14	Reinstatement Premium Protection Reinsurance Agreement between United Property & Casualty Insurance Company and UPC Re, effective June 1, 2011 (included as Exhibit 10.16 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.15	Assumption Agreement between Sunshine State Insurance Company and United Property & Casualty Insurance Company, effective July 1, 2010 (included as Exhibit 10.7 to the Form 10-Q, filed August 9, 2010, and incorporated herein by reference).

10.16(a)	Management Services Agreement between United Insurance Management, L.C. and 1347 Advisors, LLC, effective August 29, 2011 (included as Exhibit 10.1 to the Form 10-Q, filed November 9, 2011, and incorporated herein by reference).

10.17(a)	Termination Agreement and Release, dated as of April 2, 2012, between 1347 Advisors LLC, and United Insurance Management, L.C. (included as Exhibit 10.1 to the Form 10-Q, filed May 9, 2012, and incorporated herein by reference).

10.18(a)	Continuing Employment and Senior Advisor Agreement between United Insurance Holdings Corp. and Don Cronin effective November 1, 2011 (included as Exhibit 10.19 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

10.19(a)	Employment Agreement between United Insurance Holdings Corp. and Mr. John Forney, dated June 8, 2012 (included as Exhibit 10.1 to the Form 8-K, filed June 12, 2012, and incorporated herein by reference).

10.20(a)	First Amendment to Employment Agreement between United Insurance Holdings Corp. and Mr. John Forney, dated June 12, 2012 (included as Exhibit 10.2 to the Form 8-K, filed June 12, 2012, and incorporated herein by reference).

10.21	Florida Hurricane Catastrophe Fund Reimbursement Contract between United Property & Casualty Insurance Company and the State Board of Administration of Florida and including Addenda 1, effective June 1, 2012 (included as Exhibit 10.1 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.22	Form of INCR Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2012 (included as Exhibit 10.2 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.23	Form of Combined Coverage Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2012 (included as Exhibit 10.3 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.24	Form of Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2012 (included as Exhibit 10.4 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.25	Form of Reinstatement Premium Protection Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2012 (included as Exhibit 10.5 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.26	Form of Multi-Line Per Risk Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and Various Reinsurance Companies, effective June 1, 2012 (included as Exhibit 10.6 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.27	Form of Property Catastrophe Excess of Loss Reinsurance Agreement between United Property & Casualty Insurance Company and UPC Re, effective June 1, 2012 (included as Exhibit 10.7 to the Form 8-K/A, filed June 26, 2012, and incorporated herein by reference).

10.28	Federal Income Tax Allocation Agreement between United Insurance Holdings Corp., United Insurance Management, L.C., Skyway Claims Services, LLC, United Property & Casualty Insurance Company, and UPC Re dated July 1, 2012 (included as Exhibit 10.11 to the Form 10-Q, filed August 8, 2012, and incorporated herein by reference).

10.29(a)	Restricted Stock Award Agreement, dated September 14, 2012, by and between United Insurance Holdings Corp. and John Forney (included as Exhibit 10.1 to the Form 8-K, filed September 14, 2012, and incorporated herein by reference).

10.30	Form of Indemnification Agreement between United Insurance Holdings Corp. and its Directors (included as Exhibit 10.1 to the Form 8-K, filed October 10, 2012, and incorporated herein by reference).

10.31(a)	Employment Agreement, dated November 5, 2012, between United Insurance Management, L.C. and John Langowski (included as Exhibit 10.1 to the Form 8-K/A, filed November 8, 2012, and incorporated herein by reference).

10.32(a)	Employment Agreement between United Insurance Holdings Corp. and Bennett Bradford Martz, dated October 31, 2012 and effective as of October 1, 2012 (included as Exhibit 10.1 to the Form 8-K/A, filed November 6, 2012, and incorporated herein by reference).

21.1	Subsidiaries of the Registrant (included as Exhibit 21.1 to the Form 10-K, filed March 14, 2012, and incorporated herein by reference).

23.1	Consent of McGladrey LLP.

23.2*	Consent of Foley & Lardner LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of original registration statement).

*	To be filed by amendment.
(a)	Indicates management contract or compensatory plan.